SILVERSTAR HOLDINGS, LTD
1900 Glades Road, Suite 435
Boca Raton, Florida 33431

April 17, 2007

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs Assistant Director

Re:	Silverstar Holdings, Ltd. Registration Statement on Form S-3 File No. 333-140348

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the Securities and Exchange Commission (the “SEC”) for an order permitting Silverstar Holdings, Ltd., a Bermuda corporation (the “Registrant”), to withdraw its Registration Statement on Form S-3 (File No. 333-140348), initially filed by the Registrant on January 31, 2007 (the “Registration Statement”).

        The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement. Such withdrawal is requested, as the Registrant is uncertain of the basis for determining that the transaction is appropriately characterized as an offering to be made by or on behalf of persons other than the registrant, consistent with Rule 415(a)(1)(i). The Registrant respectfully requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC issue an order granting the desired withdrawal.

        Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Joseph Walsh, the Registrant’s outside counsel, at (212) 704-6030.

Sincerely, SILVERSTAR HOLDINGS, LTD. By: /s/ Clive Kabatznik Name: Clive Kabatznik Title: President and Chief Executive Officer